FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      For period ending February 20, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the interests of Dr Slaoui, a Person Discharging Managerial Responsibility, in the American Depositary Shares (ADSs) of GlaxoSmithKline plc (the "Company") following transactions in the shares of a connected person, as follows:



On 19 February 2008, Dr Slaoui's connected person, who is also an employee of the Company, received the following awards:


Award under                                                ADSs
GlaxoSmithKline Performance Share Plan                    1,570
GlaxoSmithKline Share Option Plan                         3,570
GlaxoSmithKline Share Value Plan                            890



The award of share options was made at a subscription price of $44.75 per ADS.



The vesting of the Performance Share Plan award is subject in part to GlaxoSmithKline's TSR performance, and in part to the growth in the Company's earnings per share over the performance period from 1 January 2008 to 31 December 2010 (the "Performance Period").



The vesting of the GlaxoSmithKline Share Value Plan is subject to continued employment.



The Company and Dr Slaoui's connected person were advised of these transactions on 20 February 2008.



This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).





S M Bicknell
Company Secretary



20 February 2008





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 20, 2008                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc